SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-9300

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below::

COCA-COLA ENTERPRISES BARGAINING EMPLOYEES’ 401(K) PLAN

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

Page 1 of 19 pages

Exhibit Index: Page 4

The Coca-Cola Enterprises Bargaining Employees’ 401(K) Plan (the “Plan”) is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002

Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

Schedule of Assets at December 31, 2003

Signature

Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES BARGAINING EMPLOYEES’ 401(K) PLAN (Name of Plan)

By:	/s/ JOYCE KING-LAVINDER
Joyce King-Lavinder Member, Global Retirement Programs Committee

Date: June 25, 2004

Exhibit Index

Exhibit Number	Description

Exhibit 23 –	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Year ended December 31, 2003 and as of December 31, 2002

with Report of Independent Registered Public Accounting Firm

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Audited Financial Statements

and Supplemental Schedule

Year ended December 31, 2003 and as of December 31, 2002

Report of Independent Registered Public Accounting Firm

Global Retirement Programs Committee

  Coca-Cola Enterprises Inc.

We have audited the accompanying statements of net assets available for benefits of the Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 18, 2004

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$40,037,796	$34,558,655

Net assets available for benefits	$40,037,796	$34,558,655

See accompanying notes.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions to net assets attributed to:
Investment income
Interest and dividends	$866,218
Net realized and unrealized appreciation in fair value of investments	4,986,261

5,852,479
Contributions:
Employer	779,574
Participants	2,136,243

2,915,817

Total additions	8,768,296
Deductions from net assets attributed to:
Distributions to participants	2,890,647
Transfers to other company-sponsored retirement plan	383,487
Administrative expenses	15,021

Total deductions	3,289,155

Net increase	5,479,141
Net assets available for benefits:
Beginning of year	34,558,655

End of year	$40,037,796

See accompanying notes.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is sponsored by Hondo, Incorporated, a wholly owned subsidiary of Coca-Cola Enterprises Inc. (the “Company”).

The Plan was formed effective July 1, 1984 and restated effective January 1, 1997. The Plan is a defined contribution plan covering certain employees of the Company.

Contributions

The Plan allows a participant to contribute from 1% to 15% of compensation, as defined. The Company matches participant contributions as provided for in the various collective bargaining agreements. Contributions are subject to certain Internal Revenue Code (the “IRC”) limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, if any, and allocations of the Company’s contribution and Plan investment results; however, each account is also charged with an allocation of administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts was approximately $31,500 and $6,100 as of December 31, 2003 and 2002, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

1. Description of Plan (continued)

Participant Accounts (continued)

As the result of changes in participants’ status from bargaining to non-bargaining, approximately $358,000 of net assets in 2003 was transferred to another retirement plan. There were approximately $25,000 of other transfers to Company-sponsored plans during the year ended December 31, 2003.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service. All participants become fully vested upon death, total disability or retirement.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from one to five years and extend up to 15 years for principal residence loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions and the interest paid is applied directly to the participant’s account balance.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

1. Description of Plan (continued)

Benefit Payments

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, total disability, death or termination of employment.

Distributions to participants shall be made in a single lump sum or a series of installments over a period measured by the life expectancy of the participant. The amount of distribution under the Plan shall be equal to the participant’s vested account balance. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to retirement, a withdrawal from the balance of a participant’s pre-tax contribution account would be available only for a financial hardship.

Plan Termination

The Company expects to continue the Plan indefinitely but has the right under the Plan agreement to discontinue contributions at any time and to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

The Stable Value Fund, a common collective trust fund, is valued at fair value, which approximates cost. Other common collective trust funds are valued at fair value as determined by the Plan’s trustee based on the market values of the underlying assets comprising the fund. Mutual funds and the common stock of The Coca-Cola Company and Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements (continued)

3. Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year ended December 31, 2003
Mutual funds	$3,201,727
Collective trust funds	181,828
Common stock	1,602,706

$4,986,261

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Common stock of The Coca-Cola Company Putnam Fiduciary Trust Company:	$11,606,806	$11,303,717
Asset Allocation: Balanced Portfolio	7,868,122	7,290,625
Investors Fund	2,800,547	2,462,199
Stable Value Fund	7,385,276	5,220,509
Vista Fund	2,371,194	1,912,961
Participant loans	*	1,746,353

*	Amount was less than 5% of net assets.

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements (continued)

4. Transactions with Parties-in-Interest

Also, during 2003, the Plan purchased 5,031 common shares of The Coca-Cola Company, a significant shareowner of Coca-Cola Enterprises Inc., with a fair value of $224,398 and sold 34,283 common shares for proceeds of $1,213,344 resulting in a loss of $277,539. During 2003, the Plan received cash dividends from investments in The Coca-Cola Company common stock of approximately $210,000. As of December 31, 2003 and 2002, the Plan held 228,706 and 257,958 common shares of The Coca-Cola Company stock with a fair value of $11,606,806 and $11,303,717, respectively.

During 2003, the Plan purchased 24,082 common shares of Coca-Cola Enterprises Inc. with a fair value of $473,889 and sold 14,341 common shares for proceeds of $293,213 resulting in a gain of $1,767. During 2003, the Plan received cash dividends from investments in Coca-Cola Enterprises Inc. common stock of approximately $4,100. As of December 31, 2003 and 2002, the Plan held 26,788 and 17,047 common shares of Coca-Cola Enterprises Inc. stock with a fair value of $585,844 and $370,269, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

EIN: 35-1526476 Plan Number: 003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	American Century Investments	International Growth Fund	$6,980
	AIM Investments	Invesco Energy Fund	28,274
	Barclays Global Investors	Lifepath 2010 Fund	7,656
	Barclays Global Investors	Lifepath 2020 Fund	305,548
	Barclays Global Investors	Lifepath 2030 Fund	26,501
	Barclays Global Investors	Lifepath 2040 Fund	23,880
	Barclays Global Investors	Lifepath Retirement Portfolio	20,188
	Franklin Templeton Investments	Templeton Growth Fund	100,345
	Janus Capital Corporation	Worldwide Fund	50,618
	Morgan Stanley Institutional Funds	Institutional Equity Growth Portfolio	21,733
	Morgan Stanley Institutional Funds	Small Company Growth Portfolio	95,734
	Morgan Stanley Institutional Funds	Technology Portfolio	97,137
	Morgan Stanley Institutional Funds	U.S. Real Estate Portfolio	135,060
	Oppenheimer Funds	Quest International Value Fund	34,322
	Pimco Funds	High Yield Fund	64,038
*	Putnam Fiduciary Trust Company	Asset Allocation: Balanced Portfolio	7,868,122
*	Putnam Fiduciary Trust Company	Bond Index Fund	980,174
*	Putnam Fiduciary Trust Company	Capital Opportunities Fund	26,066
*	Putnam Fiduciary Trust Company	Fund for Growth and Income	1,796,522
*	Putnam Fiduciary Trust Company	Health Sciences Fund	52,220
*	Putnam Fiduciary Trust Company	International Capital Opportunities Fund	37,296
*	Putnam Fiduciary Trust Company	International Equity Fund	855,034
*	Putnam Fiduciary Trust Company	International Growth and Income Fund	50,511

Coca-Cola Enterprises Bargaining Employees’ 401(k) Plan

EIN: 35-1526476 Plan Number: 003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Putnam Fiduciary Trust Company	Investors Fund	2,800,547
*	Putnam Fiduciary Trust Company	Mid-Cap Value Fund	108,070
*	Putnam Fiduciary Trust Company	OTC & Emerging Growth Fund	51,968
*	Putnam Fiduciary Trust Company	Research Fund	7,020
*	Putnam Fiduciary Trust Company	S&P 500 Index Fund	524,634
*	Putnam Fiduciary Trust Company	Stable Value Fund	7,385,276
*	Putnam Fiduciary Trust Company	Vista Fund	2,371,194
	SunTrust Institutional	Classic Small Cap Value Equity Fund	73,201
	Van Kampen Investments	Utility Fund	6,431
*	Coca-Cola Enterprises Inc.	Common Stock	585,844
*	The Coca-Cola Company	Common Stock	11,606,806
*	Participants	Loans with interest rates of 4.0% to 9.5%, maturing through 2018	1,832,846

			$40,037,796

*	Indicates a party-in-interest to the Plan.

Note:	Cost information has not been included in column (d) because all investments are participant directed.